Exhibit 99.157

TORQUE ESPORTS CORP.

(formerly Millennial Esports Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Six Months Ended February 29, 2020

(Expressed in United States Dollars)

Dated: July 8, 2020

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

INTRODUCTION

Torque Esports Corp. (formerly Millennial Esports Corp.) (“Torque” or the “Company”) was incorporated on April 8, 2011 as a private company pursuant to the provisions of the Business Corporations Act (Ontario). As of February 29, 2020, the Company’s common shares are listed on the Toronto Venture Stock Exchange (TSXV) under the symbol “GAME” and on the OTCQB in the United States of America under the symbol “MLLLF”. The authorized share capital of the Company consists of an unlimited number of common shares, without nominal or par value.

The United States Dollar is the Company’s functional and reporting currency. Unless otherwise noted, all dollar amounts are expressed in United States Dollars.

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Torque constitutes management’s review of the factors that affected the Company’s financial and operating performance for the six months ended February 29, 2020. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This MD&A should be read in conjunction with the audited financial statements of the Company for the years ended August 31, 2019 and 2018, together with the notes thereto and the financial statements for the six-months ended February 29, 2020, together with the notes thereto.

For the purposes of preparing this MD&A, management, in conjunction with the Board of the Company (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Torque’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from https://torqueesport.com/ or www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information and statements (“forward-looking statements”) which may include, but are not limited to, statements with respect to the future financial or operating performance of the Company. Forward-looking statements reflect the current expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the actual results, performance or events to be materially different from any future results, performance or events that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Although the Company has attempted to identify important factors that could cause actual results, performance or events to differ materially from those described in the forward-looking statements, there could be other factors unknown to management or which management believes are immaterial that could cause actual results, performance or events to differ from those anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or events may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Forward-looking statements contained herein are made as of the date of this MD&A and the Company assumes no responsibility to update forward looking statements, whether as a result of new information or otherwise, other than as may be required by applicable securities laws.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

BUSINESS OVERVIEW

On May 8, 2020, Torque completed the acquisition of each of Frankly Inc. (“Frankly”) and WinView, Inc. (“WinView”) (the “Transaction”), and, subject to shareholder approval, will soon change its name to Engine Media Holdings, Inc. (“Engine Media”). It is expected that the Transaction will place Engine Media [Torque] at the forefront of esports, news streaming and sports gaming across multiple media platforms. The completion of the Transaction has resulted in a company with a unique combination of assets, ranging from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property. Engine Media [Torque] is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The Company generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, Torque has clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including Electronic Arts, Activision Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

Recent Events:

During 2019, Torque refocused on parts of its existing business that could be made profitable in the near term and on investigating mergers and acquisition opportunities that would be both synergistic to the existing business and/or could speed up the timeline to profitability. Torque also focused on reducing overhead costs with a reduction in non-essential resources including offices, personnel and consultants.

The Company also invested in kick-starting its own intellectual property. This included reviving its own esports racing franchise ‘World’s Fastest Gamer’ (“WFG”). The investment in this period included qualifying competitions, PR and marketing for the WFG brand. The culmination was a two-week final in the West Coast of the USA that was turned into the second season of the WFG TV show, which aired on ESPN in June 2020.

In addition, Torque focused attention on building on the leading position of Stream Hatchet S.L. (a Barcelona, Spain-based wholly-owned subsidiary) that provides robust esports data and management information to brands, sponsors, and industry leaders. This proprietary data allows the esports industry to monetize the audience in the gaming and esports space.

These combined efforts allowed Torque to advance its goal of being a vertically integrated mobile gaming publisher and fusing esports racing and professional motorsport through a global competition model.

While optimizing its internal operations, Torque also looked at how mergers and acquisitions could be used to accelerate its path to profitability and bolster its structure and processes. Torque considered a number of opportunities to support its push in racing esports and diversify its esports focus. It also looked at a wider diversification into ‘digital entertainment’.

The following are the mergers and acquisitions publicly announced by Torque since October 2019:

●	On November 6, 2019, the Company signed a definitive agreement to acquire UMG Media Ltd. (“UMG”). The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Pursuant to the Arrangement, Torque acquired all of the issued and outstanding UMG common shares (“UMG Shares”), based on an exchange ratio of 0.0643205 of a Torque common share for each UMG Share held by the former UMG shareholders. In total, Torque issued 4,328,411 Torque common shares in exchange for the UMG securities, including the securities issued pursuant to a non-brokered private placement of UMG Shares (the “Private Placement”) (a total of 812,361 of these Torque common shares were issued to the UMG Private Placement shareholders and the remainder were issued to the current UMG shareholders). In addition, each outstanding option and warrant to purchase a UMG Share was exchanged for an option or warrant, as applicable, to purchase a Torque share, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. The plan of arrangement was completed on December 31, 2019.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

●	On November 22, 2019, Torque, Frankly and WinView announced that the three companies had agreed to combine to form an integrated news, gaming, sports and esports platform. Pursuant to this transaction, which closed on May 8, 2020, Torque acquired all of the issued and outstanding shares of Frankly in exchange for consideration of one Torque common share for each Frankly common share acquired, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia), resulting in the issuance of 33,249,106 common shares of Torque upon closing the business combination described herein. Torque also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 26,399,960 common shares of Torque as well as certain contingent consideration. Immediately following completion of the business combination, former Frankly shareholders and WinView securityholders held approximately 33% and 26% of the post-closing issued and outstanding shares of Torque, respectively.
●	On October 18, 2019, the Company signed a definitive agreement to acquire a 51%interest in motorsport simulator manufacturer, All in Sports SRL (“All In Sports”), incorporated in Italy. On April 22, 2020, Torque announced that it had renegotiated the acquisition of All In Sports and agreed to acquire 100% of All In Sports for an aggregate purchase price comprised of total cash consideration of US$1,200,000 and 14,500,000 Torque common shares. The former shareholders of All In Sports will be entitled to an earnout payment in the amount of US$2,000,000 if All In Sports achieves EBITDA of $1,000,000 for fiscal year 2021. Torque expects to complete the acquisition of All in Sports in the third quarter of 2020.
●	On February 12, 2020, the Company signed a binding letter of intent to acquire all of the issued and outstanding shares of DriverDB AB (“Driver Database”), a Swedish esports racing company. Founded in 2004, Driver Database is a leading data provider to racing drivers and the general motorsport industry and has more than 90,000 active monthly users. On June 1, 2020, the Company entered into a share purchase agreement to acquire 100% of Driver Database in exchange for the issuance of 1,500,000 common shares of Torque. This transaction was completed on June 3, 2020.

●	On November 7, 2019, the Company entered into a binding letter of intent with Grand Central Entertainment LLP, the owner of LetsGoRacing, a U.K. based automotive YouTube Channel. LetsGoRacing’s “The Race” YouTube channel focuses on motorsport and esports racing content from the creators of The Apprentice. The channel has achieved more than 57 million views from fans across the globe, who have watched a total of 373 million minutes of the channel’s content since 2013. On June 3, 2020, Torque acquired 100% of the channel pursuant to a share purchase agreement dated June 2, 2020 for the following consideration: cash consideration of £315,000 (approximately CDN$530,000) to be payable to the shareholders of The Race / LetsGoRacing in 3 tranches over 9 months from closing, and 3,000,000 common shares of Torque issued to the shareholders of The Race / LetsGoRacing.

●	On April 2, 2020, Torque announced that it acquired UK-based Formula 1-themed brand WTF1 from Dennis Publishing. The WTF1 brand’s online presence features 12 million motorsport enthusiasts reached every month, 450,000 Facebook fans, 450,000 subscribers on YouTube channel fronted by Matt Gallagher, and 495,000 Instagram followers. Torque purchased WTF1 for £450,000.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

FINANCINGS

Equity Financing

On December 18, 2019, the Company closed a non-brokered private placement at a price of CAD$1.25 ($0.95) per unit. The Company issued 872,000 units for gross proceeds of CAD$1,090,000 ($830,907). Of this private placement’s gross proceeds, CAD$540,000 ($411,642) represented existing debt settled in units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant of Torque. Each whole warrant entitles the holder to acquire one common share of Torque for a period of 36 months from the date of issuance of the warrant, at an exercise price of CAD$1.80 ($1.34) per share.

On March 16 and March 30, 2020, the Company closed the first and second tranches of a non-brokered private placement. Aggregate proceeds of CAD$1,344,370 ($1,001,152) were raised at CAD$0.60 ($0.45) per unit and 2,240,617 Units were issued. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of CAD$0.90 ($0.67) per share.

On March 31, 2020 and May 28, 2020, the Company closed the final two tranches of its non-brokered private placement. Aggregate proceeds of CAD$2,654,890 ($1,977,097) were raised and a total of 4,425,816 Units at CAD$0.60 ($0.45) were issued on the two closings. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $0.90 per share.

Debt Settlements

On March 20, 2020, the Company settled and extinguished CAD$900,002 ($670,231) of indebtedness (the “Indebtedness”) through the issuance of common shares of the Company. Pursuant to the settlement of the Indebtedness (the “Debt Settlement”), the Company issued 694,500 common shares at a deemed price of CAD$1.2959 ($0.9651) per common share to three creditors of the Corporation. The Company chose to settle and extinguish the Indebtedness through the issuance of common shares to preserve cash and improve the Company’s balance sheet.

On June 1, 2020, the Company announced that it has entered into a shares for debt arrangement in relation to the settlement of certain financial advisory fees owing. Under the terms of the arrangement, Torque an aggregate of 200,320 common shares at a deemed price per share of CAD$0.624 ($0.46), in full and final settlement of the remaining CAD$125,000 ($93,088) in professional fees owed.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

COMPARISON OF INCOME STATEMENT FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 29, 2020 TO FEBRUARY 28, 2019

The Company reported a net loss of $2.5 million the three-month period ended February 29, 2020 (three months ended February 28, 2019 - $1.2). The Company continues to sustain recurring losses as it builds its business and execute on its business plan.

Significant variances comparing the three-month period ended February 29, 2020 to the three-month period ended February 28, 2019 were as follows:

●	The Company’s revenue decreased by $0.9 million from $1.5 million for the three-months ended February 28, 2019 to $0.7 million for the three-months ended February 29, 2020. While games development revenue related to Eden Games decreased by $1.0 million (which was partially a result of IFRS revenue adjustments), events and membership income primarily relating to Stream Hatchet increased by $0.4 million. During the three months ended February 29, 2020, Eden devoted significant time and effort on internal projects and applications. Online and other income increased by $26,585, representing post acquisition revenue of UMG Media Ltd.
●	The change in the fair value of warrant liability resulted in a gain of $0.5 million compared to a gain of $0.2 million for the prior period. The modification of the fair value of warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end on a larger warrant base resulting from significant convertible debenture conversions during the period.
●	The change in fair value of the conversion feature of the convertible debt for the current period was $2 million compared to $nil in the prior period. The expense is a result of the valuation of probabilities of the exercise of convertible debt held by the debtholders into common shares, as determined the binomial lattice model, and the impact of the change in the Torque share price during the period.
●	Direct costs decreased by $0.4 million to $1.1 million for the current period, reflective of production costs in Eden Games, as compared with $1.5 million during the prior period. This is partially in line with a decrease in Eden Games’ quarterly revenue.
●	Professional fees increased by $0.2 million during the period from $0.1 million during the prior period to $0.3 million during the current period. This relates primarily to the increase in legal fees relating to the publicly closed and pending transactions including Frankly, AIS, UMG and LetsGoRacing.
●	Sponsorship and tournament costs increased by $0.6 million from $0.01 to $6 million. This was primarily as a result of the launch of Torque’s intellectual property series, World’s Fastest Gamer.
●	Advertising and promotion costs were spread across all of the subsidiaries. This cost increased by $0.2 million from $0.05 million in the prior period to $0.2 million in the current period. At the parent company level these costs related to campaigns to increase the awareness of the Company and general market awareness around the esports industry.
●	Bank and interest charges increased by $0.2 million from $0.1 million in the prior period to $0.3 million in the current period. The increase is a result of accrued interest on the Company’s convertible debt and promissory notes.
●	Foreign exchange gain/loss was a loss during the current period of $0.1 and a small gain in the prior period of $0.01 million. This resulted in a $0.1 million fluctuation between periods. The Company transacts a portion of its business in currencies other than United States Dollars, namely British Pounds, Canadian Dollars and Euros.

COMPARISON OF INCOME STATEMENT FOR THE SIX MONTH PERIOD ENDED FEBRUARY 29, 2020 TO FEBRUARY 28, 2019

The Company reported a net loss of $10.6 million the six-month period ended February 29, 2020 (six months ended February 28, 2019: $2.4). The Company continues to sustain recurring losses as it builds its business and execute on its business plan.

Significant variances comparing the six-month period ended February 29, 2020 to the six-month period ended February 29, 2019 were as follows:

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

●	The Company’s revenue decreased by $1.7 million to $1.5 million for the six-months ended February 28, 2020 from $3.2 million for the three-months ended February 28, 2019. While games development revenue related to Eden Games decreased by $2 million (which was partially a result of IFRS revenue adjustments), membership and events income, primarily related to Stream hatchet increased by $0.2 million. Online and other income increased by $26,585, representing post acquisition revenue of UMG Media Ltd.
●	The change in the fair value of warrant liability resulted in a loss of $1 million compared to a gain of $0.6 million for the prior period. The modification of the fair value of warrant liability is a result of the revaluation of the Company’s warrant obligation at each period end on a larger warrant base resulting from significant convertible debenture conversions during the period.
●	The change in fair value of the conversion feature of the convertible debt for the current period was a gain of $1.2 million compared to $nil in the prior period. The expense is a result of the valuation of probabilities of the exercise of convertible debt held by the debtholders into common shares, as determined the binomial lattice model, and the impact of the change in the Torque share price during the period.
●	Direct costs decreased by $0.9 million to $2.2 million for the current period, reflective of production costs in Eden Games, as compared with $3.1 million during the prior period. This is partially in line with a decrease in Eden Games’ quarterly revenue.
●	Professional fees increased by $0.5 million during the period from $0.2 million during the prior period to $0.4 million during the current period. This relates primarily to the increase in legal fees relating to the publicly closed and pending transactions including Frankly, AIS, UMG and LetsGoRacing.
●	Sponsorship and tournament costs increased by $2.4 million from $0.04 to $2.5 million. This was primarily as a result of the launch of Torque’s intellectual property series, World’s Fastest Gamer.
●	Advertising and promotion costs were spread across all of the subsidiaries. This cost increased by $1.3 million from $0.1 million in the prior period to $1.4 million in the current period. At the parent company level these costs related to campaigns to increase the awareness of the Company and general market awareness around the esports industry.
●	Bank and interest charges increased by $0.4 million from $0.08 million in the prior period to $0.5 million in the current period. The increase is a result of accrued interest on the Company’s convertible debt and promissory notes.
●	Foreign exchange gain/loss was a loss during the current period of $0.3 and compared to a gain $0.04 in the comparative period The Company transacts a portion of its business in currencies other than United States Dollars, namely British Pounds, Canadian Dollars and Euros.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

SELECTED QUARTERLY INFORMATION

A summary of selected information for each of the quarters presented below is as follows:

	Net Loss from Continuing Operations
For the Period Ended	Total ($)	Basic and diluted loss per share ($)	Total assets ($)
February 29, 2020	(2,506,244)	(0.22)	12,664,332
November 30, 2019	(8,051,391)	(3.26)	8,555,893
August 31, 2019	(10,127,745)	(6.28)	10,685,697
May 31, 2019	(2,058,314)	(0.95)	13,144,665
February 28, 2019	(1,195,488)	(0.75)	13,731,836
November 30, 2018	(1,356,451)	(0.75)	14,206,010
August 31, 2018	(9,818,790)	(5.25)	14,908,615
May 31, 2018	119,992	(0.00)	20,318,954

LIQUIDITY AND CAPITAL RESOURCES

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, as necessary. While management and the Board have been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

As at February 29, 2020, the Company had a cash balance of $0.4 million (August 31, 2019: $2.8 million), to settle current liabilities of $15.8 million (August 31, 2019: $5.4 million). This represents a working capital deficiency of $10.2 million (August 31, 2019: deficiency of $8.9 million) which is comprised of current assets less current liabilities, excluding warrant liability. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $50.3 million as at February 29, 2020 (August 31, 2019: $39.8 million).

SHARE CONSOLIDATIONS

Two share consolidations occurred during the period from September 1, 2018 to February 13, 2020:

●	On June 5, 2019, subject to shareholder approval granted May 11, 2018, the Company consolidated its common shares on a 15 to 1 basis.
●	On October 18, 2019, the Company further consolidated its common shares on a 5 to 1 basis.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

COMMITMENTS AND CONTINGENCIES

Operating Leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($27,463) is required every quarter. Annual future minimum rental payments under operating leases are as follows: 2020 € 50,000 ($54,500); 2021 € 100,000 ($109,000); and 2022 € 31,250 ($34,063).

Ideas + Cars is obligated under the terms of a facilities use agreement for event and meeting premises amounting to €180,851 ($197,128) for an event planned in July 2020.

UMG is obligated under the terms of an occupancy leases for use of its office premises until february 28, 2025, renewable for a further three years with 90 days notice prior to the conclusion of the original term. Annual future minimum rental payments under operating lease are as follows:

2020 $ 85,688

2021 $ 86,545

2022 $ 87,411

2023 $ 88,285

2024 $ 89,168

Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil for the three and six months ended February 29, 2019 and February 28, 2019.

Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907.

Consulting Contracts

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay six-months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds £100,000 ($121,561) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($121,561). As no triggering events have taken place related to the contingencies to February 29, 2020, no provision has been made in the condensed interim consolidated financial statements

Employment Contracts

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three-months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

Litigation

The Company is subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

RELATED PARTY TRANSACTIONS

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Six Months Ended February 29	2020	2019

Total compensation paid to key management	$207,818	$343,617
Share based payments	$16,914	$-

Total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the three and six months ended February 29, 2020.

Amounts due to related parties as at February 29, 2020 with respect to the above fees were $121,774 (August 31, 2019 - $124,717). These amounts are unsecured, non-interest bearing and due on demand.

Included in accounts and other receivables is $27,289 (August 31, 2019 - $35,365) in advances due from the Company’s Chief Executive Officer. This amount is unsecured, bear no interest and are due on demand.

Included in prepaid expenses is $342,644 (August 31, 2019- $431,608) for future consulting fees paid to a corporation related to a company of which a director of the Torque is a senior officer.

As at February 29, 2020, shareholder advances of $330,000 were outstanding to a shareholder of the Company who was a shareholder of UMG. The advances are unsecured, non-interest bearing and are due on demand.

During the three and six months ended February 29, 2020, the Company expensed $44,278 and $59,062, respectively (three and six months ended February 28, 2019 - $14,915 and $30,518, respectively) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for: Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company; Bookkeeping and office support services; Corporate filing services; and Corporate secretarial services. The Marrelli Group is also reimbursed for out of pocket expenses. Both Marrelli Support and DSA are private companies. Robert Suttie is the President of Marrelli Support.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE PERIOD

Accounting Pronouncements Adopted During the Period

Accounting Policies Adopted During the Period

●	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.
●	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.
●	Accounting for Leases - IFRS 16. In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations. At September 1, 2019, the Company adopted the following and there was no material impact on the Company’s financial statements. The Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2019 has not been restated. It remains as previously reported under IAS 17 and related interpretations.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for: (i) Leases of low value assets; and (ii) Leases with a duration of twelve months or less. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate. On initial recognition, the carrying value of the lease liability also includes: (i) Amounts expected to be payable under any residual value guarantee; (ii) The exercise price of any purchase option granted if it is reasonable certain to assess that option; and (iii) Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for: (i) Lease payments made at or before commencement of the lease; (ii) Initial direct costs incurred; and (iii) The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

The Company adopted this standard and the impact on the Company’s unaudited condensed interim consolidated financial statements are disclosed in notes 8 and 9.

Recent Accounting Pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

●	IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

RELIANCE ON KEY MANAGEMENT

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

CAPITAL MANAGEMENT

The Company considers its capital to be its shareholders’ equity. As at February 29, 2020, the Company had shareholders’ deficiency of $12,848,911 (August 31, 2019 - shareholders’ deficiency of $7,960,633. The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the six months ended February 29, 2020. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of February 29, 2020, the Company was not compliant with Policy 2.5.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

EVENTS OCCURING AFTER THE REPORTING PERIOD

On May 8, 2020, Torque completed the acquisitions (‘the transaction”) of Frankly Inc. (“Frankly”), and WinView, Inc. (“WinView”). It is expected that this transaction will place Torque at the forefront of esports, news streaming and sports gaming across multiple media platforms. The completion of the transaction results in a company with a unique combination of assets, ranging from esports content, streaming technology, sports gaming, data and analytics as well as intellectual property.

Torque acquired all of the issued and outstanding shares of Frankly in exchange for consideration of one Torque common share for each Frankly common share acquired, pursuant to a court approved plan of arrangement, resulting in the issuance of 33,249,106 common shares of Torque upon closing the business combination in addition to immediate vesting upon closing of 624,130 Frankly RSUs for an additional 624,130 common shares of Torque. The aggregate purchase price of the common shares of Torque issued was approximately $11.7 million.

Torque also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 26,399,960 common shares of Torque as well as certain contingent consideration. The aggregate purchase price was approximately $9.1 million for the common shares, with an additional amount to be assigned to the contingent consideration.

Immediately following completion of the business combination, former Frankly shareholders and WinView securityholders held approximately 33% and 26% of the post-closing issued and outstanding common shares of Torque, respectively.

The supplemental unaudited pro forma revenues of the combined entities (assuming the acquisitions of Frankly and WinView had been completed on September 1, 2019) was approximately $13.5 million for the six months ended February 29, 2020 (derived from including the revenues of Frankly and WinView for the six months ended December 31, 2019). The supplemental unaudited pro forma stockholders’ equity as of February 29, 2020 of the combined entities (assuming the acquisitions of Frankly and WinView had been completed on February 29, 2020) would have been approximately $6.2 million (after applying the value of the purchase price consideration based on the Torque share price of May 8, 2020 and including the effect of the conversion through May 8, 2020 of the Torque convertible debt). This unaudited pro forma condensed consolidated financial information have been prepared for illustrative purposes only and does not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the earliest period presented, or of future results of the consolidated entities.

On March 18, 2020, the Company announced it had removed the trading restrictions on its common shares issued pursuant to the exercise of common share purchase warrants (“Warrants”) which have been issued or may be issued in the future from the conversion of convertible debentures issued during the July 8, July 25 and August 8, 2019 non-brokered private placements of convertible debentures.

On March 20, 2020, the Company settled and extinguished CAD$900,002 ($670,231) of indebtedness (the “Indebtedness”) through the issuance of common shares of the Company. Pursuant to the settlement of the Indebtedness (the “Debt Settlement”), the Company issued 694,500 common shares at a deemed price of CAD$1.2959 ($0.9651) per common share to three creditors of the Corporation. The Company chose to settle and extinguish the Indebtedness through the issuance of common shares to preserve cash and improve the Company’s balance sheet.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

On March 16 and March 30, 2020, the Company closed the first and second tranches of a non-brokered private placement. Aggregate proceeds of CAD$1,344,370 ($1,001,152) were raised at CAD$0.60 ($0.45) per unit and 2,240,617 Units were issued. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of CAD$0.90 ($0.67) per share.

On April 2, 2020, the Company announced the acquisition of UK-based Formula 1-themed brand WTF1 for $450,000.

On April 22, 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised agreement provides for the acquisition of 100% of Allinsports in exchange for the issuance of 14,500,000 common shares of the Company. The purchase price included the requirement of $1.2 million to be advanced against the purchase price. In addition, if Allinsports achieves EBITDA of $1 million in fiscal 2021 excluding purchases made by the Company, the Company will make an earnout payment of $2 million to the former shareholders of Allinsports.

On March 31, 2020 and May 28, 2020, the Company closed the final two tranches of its non-brokered private placement. Aggregate proceeds of CAD$2,654,890 ($1,977,097) were raised and a total of 4,425,816 Units at CAD$0.60 ($0.45) were issued on the two closings. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $0.90 per share.

On June 1, 2020, the Company announced that it has entered into a shares for debt arrangement in relation to the settlement of certain financial advisory fees owing. Under the terms of the arrangement, Torque an aggregate of 200,320 common shares at a deemed price per share of CAD$0.624 ($0.46), in full and final settlement of the remaining CAD$125,000 ($93,088) in professional fees owed.

On June 3, 2020, the Company completed the acquisitions of The Race YouTube Channel (previously known as “LetsGoRacing”) and Driver Database.

The Race / LetsGoRacing YouTube

The Company acquired 100% of the channel pursuant to a share purchase agreement dated June 2, 2020 for the following consideration:

- Total cash consideration of £315,000 ($403,200) to be payable to the shareholders of The Race/LetsGoRacing in tranches over 12 months from closing.

- 3,000,000 common shares of Torque to be issued to the shareholders of TheRace/LetsGoRacing.

Driver Database

The Company acquired 100% of Driver Database in exchange for the issuance of 1,500,000 common shares of Torque to be issued to the shareholders of Driver Database pursuant to a share purchase agreement dated June 1, 2020.

The outbreak of the novel strain of corona virus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the six months ended February 29, 2020

Management cannot accurately predict the future impact COVID-19 may have on:

●	The severity and the length of potential measures taken by governments to manage the spread of the virus and their effect on labour availability and supply lines;
●	Availability of essential supplies;
●	Purchasing power of the US dollar, the Canadian dollar, the Euro and the UK Pound; and
●	Ability to obtain funding

At the date of the approval of these consolidated financial statements, the Canadian government has not introduced measures which impede the activities of the Company. Management believes the business will continue and accordingly, the current situation bears no impact on management’s going concern assumption. However, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

CURRENT GLOBAL FINANCIAL CONDITIONS AND TRENDS

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries. The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of February 29, 2020, the global economy continues to be in a period of significant economic volatility, in large part due to US, European, and Middle East economic and political concerns which have impacted global economic growth.